UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2008

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor Bank of China Tower One Garden Road Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Kang Xin
Name:	Kang Xin
Title:	Company Secretary
Dated: March 3, 2008

EXHIBIT INDEX

Exhibit No.	Description

99.1	Announcement dated March 3, 2008, entitled “Withdrawal of Listing of US$1,000,000,000 Zero Coupon Guaranteed Convertible Bonds due 2009 on the Stock Exchange of Hong Kong Limited”.

Exhibit 99.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability) (Stock Code: 883)	CNOOC FINANCE (2004) LIMITED (Incorporated in the British Virgin Islands with limited liability) (Stock Code: 2509; ISIN Code: XS0207120154)

JOINT ANNOUNCEMENT

Withdrawal of Listing of
US$1,000,000,000
 ZERO COUPON GUARANTEED CONVERTIBLE BONDS DUE 2009
ON THE STOCK EXCHANGE OF HONG KONG LIMITED

Reference is made to the joint announcement dated 22 January 2008 issued by CNOOC Limited (the "Company") and CNOOC Finance (2004) Limited (the "Issuer") in relation to the redemption of US$1,000,000,000 zero coupon guaranteed convertible bonds due 2009 (the "Bonds") (the "Previous Announcement").  Unless otherwise defined herein, capitalized terms used herein shall have the same meanings as those ascribed in the Previous Announcement.

On 21 February 2008, all the outstanding Bonds were fully redeemed.

Application has been made to the Stock Exchange by the Issuer for withdrawal of listing of the Bonds on the Stock Exchange and such withdrawal of listing is expected to become effective at the close of business on 6 March 2008.

By order of the Board CNOOC Limited Kang Xin Company Secretary	By order of the Board CNOOC Finance (2004) Limited CNOOC Limited Director

Hong Kong, 3 March 2008

As at the date of this announcement, the board of directors of the Company comprises:

Executive Directors Fu Chengyu (Chairman) Zhou Shouwei Wu Guangqi Yang Hua	Independent Non-executive Directors Edgar W. K. Cheng Chiu Sung Hong Evert Henkes Lawrence J. Lau Tse Hau Yin, Aloysius

Non-executive Directors Luo Han Cao Xinghe Wu Zhenfang

As at the date of this announcement, CNOOC Limited is the sole corporate director of the Issuer.

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